Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. 202.739.3000

Fax: 202.739.3001

June 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. John Grzeskiewicz

Re: Nuveen Municipal High Income Opportunity Fund 2; File Nos. 333-166771 and 811-22123

Dear Mr. Grzeskiewicz:

On behalf of our client, Nuveen Municipal High Income Opportunity Fund 2 (the “Fund”), we filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, an initial registration statement on Form N-2 (the “Registration Statement”) on May 12, 2010. This filing was made to register additional shares of the Fund in a shelf offering. In our discussions with you on June 15, 2010, you asked us to provide the following information:

As disclosed in the Registration Statement, the Fund may take shares off of its shelf through at-the-market transactions, underwriting syndicates and privately negotiated transactions. As disclosed in the prospectus on page 4, the Fund currently intends to distribute the shares offered pursuant to this prospectus primarily through at-the-market transactions. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this prospectus describing such transactions. To date, shares previously registered in the Fund’s first shelf offering have exclusively been sold through at-the-market transactions.

As disclosed in the prospectus on page 4, shares will be sold at market prices, which shall be determined with reference to trades on the New York Stock Exchange, subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current net asset value per share plus the per share amount of the commission to be paid to Nuveen Investments, LLC, one of the Fund’s underwriters, who will remit a portion of that commission to Stifel, Nicolaus & Company, Incorporated under the terms of the Fund’s Equity Distribution Agreement. The Fund and Nuveen Investments, LLC will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price. This disclosure will remain in the Fund’s 497 filing and any post-effective amendments.

We will add the following language to the cover page of the 497:

The Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions, although from time to time it may also distribute shares through an underwriting syndicate or a privately negotiated transaction. To the extent shares are distributed other than through at-the-market transactions, the Fund will file a supplement to this Prospectus describing such transactions.

***

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (202) 739-5662 or Trina Winkelmann at (202) 739-5254.

Very truly yours,

/s/ Thomas S. Harman

Thomas S. Harman

Nuveen Investments

333 West Wacker Drive

Chicago, IL 60606

P 312 9177700

www.nuveen.com

June 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Grzeskiewicz

Re:	Request for Acceleration of the Effective Date of Nuveen Municipal High Income Opportunity Fund 2’s Initial Registration Statement Under the Securities Act of 1933 and Amendment No. 8 Under the Investment Company Act of 1940 Filed on May 12, 2010 (File Nos. 333-166771 and 811-22123)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 1:00 p.m., Eastern Time, Wednesday, June 16, 2010, or as soon thereafter as practicable.

In connection with this request, Nuveen Investments, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Municipal High Income Opportunity Fund 2	Nuveen Investments, LLC

/s/ Kevin J. McCarthy	/s/ Kevin J. McCarthy
By: Kevin J. McCarthy Title: Vice President	By: Kevin J. McCarthy Title: Managing Director